TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Consolidated Financial Statements

Years Ended December 31, 2014, 2013 and 2012
with Report of Independent Auditors

TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Consolidated Financial Statements

Years Ended December 31, 2014, 2013 and 2012

Contents:

Report of Independent Auditors

Audited Consolidated Financial Statements:

Statements of Financial Position
Statements of Comprehensive Income
Statements of Changes in Equity
Statements of Cash Flows
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Trans Union de México, S.A.,
Sociedad de Información Crediticia

We have audited the accompanying consolidated financial statements of Trans Union de México, S.A., Sociedad de Información Crediticia, and Subsidiary, which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the consolidated financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

2.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trans Union de México, S.A., Sociedad de Información Crediticia, and Subsidiary at December 31, 2014 and 2013, and the consolidated result of their operations and their cash flows for the years ended December 31, 2014, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Mancera, S.C.
A member practice of
Ernst and Young Global Limited

/s/Jorge Senties

Jorge Senties

Mexico City, Mexico
March 25, 2015

TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Consolidated Statements of Financial Position

(Amounts in thousands of Mexican pesos)

(Notes 1 and 2)

	At December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents (Note 3)	Ps. 559,701	Ps. 469,967
Debt securities at fair value through profit or loss	-	15,098
Accounts receivable:
Trade (Note 12)	48,125	44,642
Related parties (Note 4)	79,539	52,380
	127,664	97,022
Prepaid expenses	11,405	3,851
Recoverable taxes and others	-	2,863
	698,770	588,801
Non-current assets:
Property, furniture and equipment, net (Note 5)	117,473	101,492
Deferred income tax (Note 9)	66,557	48,903
Other assets	462	590
	184,492	150,985
Total assets	Ps. 883,262	Ps. 739,786

Liabilities and equity
Short-term liabilities:
Accrued liabilities and other taxes payable (Note 6)	Ps. 169,243	Ps. 153,179
Income tax payable (Note 9)	39,955	7,247
Related parties (Note 4)	41,130	24,013
Advances from customers	71,399	45,808
Dividends payable	2,464	3,387
Total current liabilities	324,191	233,634

Long term liabilities:
Employee retirement benefits (Note 2k)	6,833	5,446
Total liabilities	331,024	239,080

Equity (Note 7):
Capital stock	16,000	16,000
Legal reserve	3,497	3,497
Retained earnings	540,505	488,080
Accumulated other comprehensive income (loss)	(8,210)	(7,239)
Equity attributable to equity holders of the parent	551,792	500,338
Non-controlling interest	446	368
Total equity	552,238	500,706
Total liabilities and equity	Ps. 883,262	Ps. 739,786

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(Amounts in thousands of Mexican pesos)

(Notes 1 and 2)

	For the years ended December 31,
	2014	2013	2012
Operating revenues:
Sale of credit reports, net	Ps. 1,003,016	Ps. 894,646	Ps. 875,108
Other operating revenues	47,856	61,941	51,042
	1,050,872	956,587	926,150
Operating and administrative expenses (Note 8)	507,291	430,042	453,948
Operating income	543,581	526,545	472,202

Finance income	14,833	18,530	18,605
Exchange gain (loss), net	(1,394)	945	2,463
	13,439	19,475	21,068
Income before income tax	557,020	546,020	493,270
Income tax (Note 9)	166,716	157,073	148,076
Net income	390,304	388,947	345,194

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measurement of actuarial losses on defined employee retirement benefit plan	(1,387)	(4,258)	-
Income tax effect	416	1,277	-
	(971)	(2,981)	-
Total comprehensive income for the year	Ps. 389,333	Ps. 385,966	Ps. 345,194

Comprehensive income for the year attributable to:
Controlling interest	Ps. 389,255	Ps. 385,897	Ps. 345,107
Non-controlling interest	78	69	87
	Ps. 389,333	Ps. 385,966	Ps. 345,194

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2014, 2013 and 2012

(Amounts in thousands of Mexican pesos)

(Notes 1, 2 and 7)

	Attributable to the equity holders of the parent
	Capital stock	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balance at December 31, 2011	Ps. 16,000	Ps. 3,497	Ps. 412,859	Ps. -	Ps. 432,356	Ps. 212	Ps. 432,568
Dividends paid			(317,737)		(317,737)		(317,737)
Comprehensive income for the year			345,107	-	345,107	87	345,194
Balance at December 31, 2012	16,000	3,497	440,229	-	459,726	299	460,025
Adoption of IAS 19(R) (Note 2k)			4,258	(4,258)	-		-
Dividends paid			(345,285)		(345,285)		(345,285)
Comprehensive income for the year			388,878	(2,981)	385,897	69	385,966
Balance at December 31, 2013	16,000	3,497	488,080	(7,239)	500,338	368	500,706
Dividends paid			(337,801)		(337,801)		(337,801)
Comprehensive income for the year			390,226	(971)	389,255	78	389,333
Balance at December 31, 2014	PS. 16,000	Ps. 3,497	Ps. 540,505	Ps. (8,210)	Ps. 551,792	Ps. 446	Ps. 552,238

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Amounts in thousands of Mexican pesos)

(Notes 1 and 2)

	For the years ended December 31
	2014	2013	2012
Operating activities
Income before income tax	Ps. 557,020	Ps. 546,020	Ps. 493,270
Items not requiring the use of cash:
Depreciation (Note 5b)	37,327	31,725	24,256
Employee retirement benefits (Note 2k)	2,455	1,730	1,191
Finance income	(28,102)	(25,368)	(24,234)
	568,700	554,107	494,483
Changes in operating assets and liabilities:
Interest received	28,102	25,368	24,234
Debt securities at fair value through profit or loss	15,098	(80)	89
Trade receivables	(3,483)	(9,675)	4,232
Related parties, net	(10,042)	(18,365)	25,617
Prepaid expenses	(7,554)	(730)	1,434
Other assets	2,467	105	314
Accrued liabilities and other taxes payable	16,063	(20,815)	25,210
Income tax paid	(151,245)	(158,636)	(131,501)
Advances from customers	25,591	41,842	2,593
Employee retirement benefits paid	(1,068)	(306)	(374)
Net cash flow provided by operating activities	482,629	412,815	446,331

Investing activities
Investments in property, furniture and equipment (Note 5b)	(55,094)	(23,975)	(26,564)
Net cash flow used in investing activities	(55,094)	(23,975)	(26,564)

Financing activities
Dividends paid (Note 7c)	(337,801)	(345,285)	(317,737)
Net cash flow used in financing activities	(337,801)	(345,285)	(317,737)

Net increase in cash and cash equivalents	89,734	43,555	102,030
Cash and cash equivalents at beginning of year	469,967	426,412	324,382
Cash and cash equivalents at end of year	Ps. 559,701	Ps. 469,967	Ps. 426,412

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,
SOCIEDAD DE INFORMACIÓN CREDITICIA
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Amounts in thousands of Mexican pesos)

1. Description of the Business

Trans Union de México, S.A., Sociedad de Información Crediticia (the Company) was incorporated in Mexico on October 4, 1995 and is primarily engaged in providing credit information services. Specifically, the Company compiles, stores, processes, analyzes and sells information related to the credit histories of individuals and it provides other credit information services related to its database. The Company operations are governed by the Mexican Law Regulating Credit Bureaus.

The registered office is located at Jaime Balmes 8, 10th floor, in Mexico City.

Trans Union LLC (a U.S. company) is the Company's largest shareholder (25.69% equity interest), and the remaining shareholders are Mexican credit institutions, none of whom hold more than an 18% equity interest in the Company. These shareholders generate a significant portion of the Company’s revenue (Note 4 and Note 12).

At December 31, 2014 and 2013, the Company holds a 98% equity interest in Servicios y Asesoría SCOBC, S.A. de C.V. (the Subsidiary), who provides the Company with professional services and was incorporated in Mexico on October 22, 2007.

On March 25, 2015, the accompanying consolidated financial statements and these notes were authorized for its issuance by the Company's Chief Executive Officer and Chief Finance Officer. Subsequent events have been considered through that date.

2. Basis of Preparation of the Financial Statements and Summary of Significant Accounting Policies

a) Basis of preparation

The accompanying financial statements have been prepared in conformity with International Financing Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The accompanying financial statements were prepared on an historical-cost basis except for the investments in debt securities which have been measured at fair value.

2.

The statement of profit or loss has been prepared by nature as the Company believes that such presentation is most reliable and relevant to the readers of the consolidated financial statements.

b) Consolidation and investment in subsidiary

The accompanying consolidated financial statements include the financial information of the Company and that of its Subsidiary.

The Subsidiary's financial statements have been prepared for the same accounting period and following the same accounting policies as those of the Company. The intercompany balances, equity investments and transactions were eliminated in the consolidation process.

Non-controlling interest represents the equity interest in the operating results and net assets of the Subsidiary that does not pertain to the Company. Non-controlling interest is presented as a separate component of consolidated shareholders' equity.

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is classified as current when it is:

•	Expected to be realized or intended to sold or consumed in normal operating cycle of the Company.

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is classified as current when:

•	It is expected to be settled in normal operating cycle of the Company.

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred income tax assets are classified as non-current.

3.

d) Recognition of revenues

Service revenues are recognized at the time the Company renders the credit information services, provided that such revenues can be reliably measured, it is likely that the Company will receive economic benefits from the transaction, the stage of completion of the transaction can be reliably measured and it is highly probable that it will completed, regardless of when the related fees are actually collected.
Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing latitude and is also exposed to credit risks.

Revenue from sale of credit reports
Since the Company compiles, stores, processes, analyzes and sells information related to the credit histories of individuals, it provides credit information services related to its database through sale of credit reports. The Company has developed several types of credit reports based on the characteristics and risk profile of its credit database. The Company’s credit information database is maintained and updated based on the exchange of credit information with its clients (credit institutions and the financial and non-financial entities) based on the corresponding service agreements.

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

Sales discounts
The Company grants discounts to its customers based on the number of reports they order, quality of credit information exchanged and timely payment. The discounts require authorization from top management. Such discounts are reflected as part of the caption Sale of credit reports and are accounted for on a monthly basis based on the Company’s discount policies.
Sales tax

The Company recognizes its revenues net of value added tax. The net amount of value added tax payable to the Mexican Tax Authority is recognized in the statement of financial position under the caption Accrued liabilities and other taxes payable.

e) Operating and administrative expenses

Operating and administrative expenses are those costs related to maintaining, developing and managing the databases used to generate the Company's credit information. These expenses consist primarily of salaries and wages, annual bonuses, social security expenses, professional fees, royalties, software licenses, equipment depreciation and general administrative expenses.

4.

f) Accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

- Allowance for doubtful accounts

The Company's policy is to evaluate the age of its accounts receivable and their collectability, creating an allowance for doubtful accounts for each customer as needed. This evaluation is made based on the type of client, recurrence of solicitation of credit services, age of the account receivable, collection experience, among others.

At December 31, 2014 the allowance for doubtful accounts aggregates Ps.471. Whereas, at December 31, 2013, the Company did not record any allowance. At December 31, 2014 and 2013 most of the Company’s accounts receivable were collected within thirty days and management did not identify any potential risks that would reduce the certainty of their recovery. See Note 12.

- Defined benefit plans

The cost of the defined benefit pension plan and the present value of the pension obligation and seniority premiums are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

5.

- Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the Discounted Cash Flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

- Taxes

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deferred tax assets will be applied; management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. At December 31, 2014 and 2013, management concluded that is probable that deferred tax assets will be recoverable; as a result, management deems that a valuation allowance is not necessary.

- Property, furniture and equipment

Useful lives and methods of depreciation of property, furniture and equipment are reviewed each financial year end and adjusted prospectively, if appropriate. Those estimates are disclosed in Note 2i.

g) Cash and cash equivalents

Cash and cash equivalents principally consist of bank deposits and highly liquid investments with purchased maturities of less than three months.

h) Financial assets

- Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

6.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Loans and receivables

This category is the most relevant to the Company. Loans and receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. After initial measurement, such financial assets are adjusted for any impairment losses. This category generally applies to trade and other receivables. For more information on receivables, refer to Note 12.

As of December 31, 2014, the Company does not hold debt securities classified as “at fair value through profit or loss. As of December 31, 2013, the Company invested solely in debt securities”, which are carried in the statement of financial position at fair value with net changes in fair value presented as a component of finance income in the statement of comprehensive income.

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. During the years ended December 31, 2014 and 2013, the Company did not invest in financial instruments for trading.

For the years ended December 31, 2014 and 2013, the Company does not have any derivative financial instruments.

- Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: 1) in the principal market for the asset or liability, or 2) in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

7.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At December 31, 2014 and 2013, all investments in debt securities have been valuated using quoted prices in active markets (Level 1).

i) Long-lived assets

- Property, furniture and equipment

Property, furniture and equipment are initially recorded at acquisition cost and depreciation is computed using the straight-line method based on the estimated useful lives of the related assets and at the following annual depreciation rates:

Building	2.5%
Adaptations and property and leasehold improvements	10% and 20%
Computer equipment	30%
Automotive equipment	25%
Furniture and equipment	10%
Communication equipment	10%

In the normal course of business, the Company purchases various software licenses from third parties to facilitate the use and upkeep of its purchased and leased computer systems, as well as its credit tracking databases. Such licenses are for a period of 12 months or less, and most are paid for monthly although certain licenses are paid for on an annual basis. The Company follows an accounting policy of expensing all such license purchases as they are incurred as it believes that such approach represents a systematic and rational approach towards its financial reporting under IFRS.

8.

- Impairment

The carrying value of the Company's long-term fixed assets is reviewed whenever there are indicators of impairment in the value of such assets. When the recoverable amount of an asset, which is the higher of its fair value less cost of disposal and its value in use (the present value of future cash flows that the Company expects the asset to generate) is less than its carrying value, the difference is recognized as an impairment loss. For the years ended December 31, 2014 and 2013, there were no indicators of impairment in such assets.

j) Accrued liabilities, provisions, contingent assets and liabilities and commitments

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or constructive) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement, and (iii) the amount of the obligation can be reasonably estimated.
Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

k) Employee benefits

Employee retirement benefits

The Company has a defined benefit pension plan that covers all of its employees, which is determined based on the employees’ compensations in their final year of service, the number of years they have worked for the Company, and their age at retirement.

Labor obligations related to retirement benefits are presented net of the corresponding asset, which is carried out at fair value.

Seniority premiums are paid to workers as required under Mexican labor law.

The Company recognizes the liability for seniority premiums and termination benefits based on independent actuarial computations using the projected unit credit method and nominal hypotheses. The latest actuarial computation was prepared in December 2014.

Re-measurements, comprising of actuarial gains and losses, excluding net interest and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through other comprehensive income (OCI) in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

9.

The net interest on benefit obligation is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation under operating and administrative expenses in the consolidated statement of comprehensive income:

- Service costs comprising current service costs, past-service costs, gains and losses on curtailments and no-routine settlements.

- Net interest expense or income.

The Company calculates termination benefit costs based on Mexican Labor Law and recognizes them in operating results when incurred.

The Company annually evaluates the reasonableness of the assumptions used in its employee benefits computations. Actuarial calculations, as well as the associated cost for the period, were determined using the following long-term assumptions:

	2014	2013
Rate of salary increase	6.09%	5.88%
Expected working lifetime	18.45	18.57
Discount rate used to calculate the defined benefit obligation	7.00%	7.50%
Minimum wage increase rate	3.76%	3.76%
Expected return on plan assets	7.00%	7.5%
Long-term inflation rate	3.50%	3.50%

Adoption of IAS 19R

On     January 1, 2013, the Company adopted IAS 19 Employee benefits (Revised), this Standard includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in Other Comprehensive Income and permanently excluded from profit and loss. Expected returns on plan assets are no longer recognized in profit or loss; instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation and; Unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized.
The adoption by the Company of IAS 19 (R) generated an effect of Ps.1,149 over the Company’s net liability balance of the defined benefit plans at December 31, 2013 and the accumulated OCI at such date resulted Ps.4,258. Based on this (effects of the adoption being insignificant in relation with the financial statements taken as a whole), the Company decided to recognize such effects prospectively, rather than retrospectively.

10.

Year end balances
At December 31, 2014 and 2013, the defined benefit obligations are Ps.31,863 and Ps.26,043, respectively, and the plan assets are Ps.24,835 and Ps.20,597, respectively. Plan assets consist of government debt, and were measured using a Level 1 fair value concept. None of the plan assets were invested in securities of related parties.

For the years ended December 31, 2014, 2013 and 2012 the corresponding cost of such defined benefits was Ps.2,455, Ps.1,730 and Ps.1,191, respectively.

Employee profit sharing
Employee profit sharing is basically computed at 10% rate of the Company's taxable income, except for depreciation of historical rather than restated values and other effects of inflation which are excluded. Employee profit sharing is presented in the statement of income as an ordinary expense.
Compensated absences

The costs related to compensated absences, such as vacations, are recognized on cumulative basis creating the respective provision.

l) Foreign currencies

The Company's functional currency is the Mexican peso. Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the statement of financial position date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the statement of financial position date, are charged or credited to the consolidated statement of comprehensive income.

m) Comprehensive income

The comprehensive income shown in the consolidated statement of comprehensive income consists of the Company’s net income or loss for the year, plus re-measurement gains and losses arising on defined benefit pension plans.

n) Income tax

Current-year income tax is recognized as a short-term liability, net of prepayments made during the year.

11.

Deferred income tax is recognized using the asset and liability method. Under this method, deferred taxes are recognized on all temporary differences between financial reporting and tax values of assets and liabilities, applying the enacted income tax rate or flat-rate business tax rate effective as of the statement of financial position date, or the enacted rate at the statement of financial position date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

o) New accounting pronouncements

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

12.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The exception permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

13.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company, since the Company is an existing IFRS preparer.

3. Cash and Cash Equivalents

An analysis of this caption at December 31, 2014 and 2013 is as follows:

	2014	2013
Cash and cash in banks	Ps. 13,074	Ps. 13,830
Cash equivalents:
Security repurchase agreements (a)	546,627	456,137
	Ps. 559,701	Ps. 469,967

a) At December 31, 2014 and 2013, these investments have maturities of less than thirty days and annual rates of return of 3.18% and 3.85%, respectively.

4. Related Parties

An analysis of balances due from and to related parties (shareholders) at December 31, 2014 and 2013, is as follows:

	2014	2013
Accounts receivables from shareholders (credit institutions):
Credit information services	Ps. 79,539	Ps. 52,380

Payables to technological shareholders:
Technical assistance and royalties:
Trans Union LLC	Ps. 29,220	Ps. 15,901
Trans Union Crif	4,014	3,152
Fair Isaac	605	-
	33,839	19,053
Other accounts payable to shareholders	7,291	4,960
	Ps. 41,130	Ps. 24,013

14.

Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2014, 2013 and 2012, the Company has not recorded any impairment of receivables relating to amounts owed by related parties.

An analysis of transactions carried out with related parties at December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Revenues:
Sale of credit reports (Shareholders – credit institutions)	Ps. 585,774	Ps. 535,583	Ps. 499,316
Reimbursed expenses (a)	46,303	44,098	42,624
	Ps. 632,077	Ps. 579,681	Ps. 541,940
Expenses:
Royalties (b)	Ps. 47,049	Ps. 58,441	Ps. 59,493
Technical assistance (b)	15,537	2,366	-
	Ps. 62,586	Ps. 60,807	Ps. 59,493

(a)
For the years ended December 31, 2014, 2013 and 2012, reimbursed expenses relate to administrative and operating services provided to Dun & Bradstreet, S.A., Credit Bureau (this entity is considered as an affiliate because it has shareholders in common). The amount is accounted for in the Other operating revenue caption in the statements of comprehensive income.

(b)
Royalties and technical assistance correspond to payments made for the use and development of specialized credit reports. Primary, these payments are made to Trans Union International Inc. and Trans Union LLC and are based on specific percentages over the sale of credit reports (by type). The Agreement is for an indefinite term.

5. Property, Furniture and Equipment, net

a)An analysis of this caption at December 31, 2014 and 2013 is as follows:

	At December 31
	2014	2013
Land	Ps. 8,642	Ps. 8,642
Buildings, adaptations and property and leasehold improvements	75,999	63,507
Computer equipment	199,322	167,391
Furniture and equipment	11,127	11,215
Communication equipment	19,755	18,944
Automotive equipment	4,690	4,524
	319,535	274,223
Accumulated depreciation	(202,062)	(172,731)
	Ps. 117,473	Ps. 101,492

15.

b)An analysis of the changes in the Company's property, furniture and equipment for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Balance at December 31, 2013	Additions	Retirements	Depreciation of the year	Balance at December 31, 2014
Investment
Land	Ps. 8,642				Ps. 8,642
Building, adaptations and leasehold improvements	63,507	Ps. 12,913	Ps. (421)		75,999
Computer equipment	167,391	38,264	(6,333)		199,322
Furniture and equipment	11,215	87	(175)		11,127
Communication equipment	18,944	2,136	(1,325)		19,755
Automotive equipment	4,524	1,694	(1,528)		4,690
	274,223	55,094	(9,782)		319,535
Accumulated depreciation
Buildings, adaptations and property and leasehold improvements	(22,365)		421	(8,269)	(30,213)
Computer equipment	(132,864)		5,023	(25,456)	(153,297)
Furniture and equipment	(8,118)		144	(865)	(8,839)
Communication equipment	(7,090)		1,215	(1,771)	(7,646)
Automotive equipment	(2,294)		1,193	(966)	(2,067)
	(172,731)		7,996	(37,327)	(202,062)
	Ps. 101,492	Ps. 55,094	Ps. (1,786)	Ps. (37,327)	Ps. 117,473

	Balance at December 31, 2012	Additions	Retirements	Depreciation of the year	Balance at December 31, 2013
Investment
Land	Ps. 8,642				Ps. 8,642
Building, adaptations and leasehold improvements	62,867	Ps. 640			63,507
Computer equipment	151,358	17,109	Ps. (1,076)		167,391
Furniture and equipment	10,992	223	-		11,215
Communication equipment	13,974	5,640	(670)		18,944
Automotive equipment	4,624	363	(463)		4,524
	252,457	23,975	(2,209)		274,223
Accumulated depreciation
Buildings, adaptations and property and leasehold improvements	(15,482)			(6,883)	(22,365)
Computer equipment	(112,732)		1,058	(21,190)	(132,864)
Furniture and equipment	(7,250)		-	(868)	(8,118)
Communication equipment	(5,914)		670	(1,846)	(7,090)
Automotive equipment	(1,732)		376	(938)	(2,294)
	(143,110)		2,104	(31,725)	(172,731)
	Ps. 109,347	Ps. 23,975	Ps. (105)	Ps. (31,725)	Ps. 101,492

16.

	Balance at December 31, 2011	Additions	Retirements	Depreciation of the year	Balance at December 31, 2012
Investment
Land	Ps. 8,642				Ps. 8,642
Building, adaptations and leasehold improvements	56,525	Ps. 6,342			62,867
Computer equipment	134,695	16,663			151,358
Furniture and equipment	10,977	15			10,992
Communication equipment	12,047	1,927			13,974
Automotive equipment	3,556	1,617	Ps. (549)		4,624
	226,442	26,564	(549)		252,457
Accumulated depreciation
Buildings, adaptations and property and leasehold improvements	Ps. (12,813)			Ps. (2,669)	Ps. (15,482)
Computer equipment	(94,119)			(18,613)	(112,732)
Furniture and equipment	(6,322)			(928)	(7,250)
Communication equipment	(4,733)			(1,181)	(5,914)
Automotive equipment	(1,300)		Ps. 433	(865)	(1,732)
	(119,287)		433	(24,256)	(143,110)
	Ps. 107,155	Ps. 26,564	Ps. (116)	Ps. (24,256)	Ps. 109,347

The Company does not own many of its computer systems, but rather pays the use of such systems from third parties. This includes systems owned by TransUnion which are used for credit report processing purposes. The Company makes payments monthly for the use of such systems. Amounts paid to technological shareholders are disclosed in Note 4 above.

6. Accrued Liabilities and Other Taxes Payable

An analysis of this caption at December 31, 2014 and 2013 is as follows:

	2014	2013
Accrued liabilities:
Suppliers and creditors	Ps. 18,984	Ps. 29,143
Employee compensation and other benefits	62,969	19,888
Consulting, legal and other fees	35,870	38,829
Maintenance and licenses	3,177	26,526
Other	2,937	1,913
	123,937	116,299
Taxes and others:
Value added tax	36,921	20,827
Social security contributions	2,982	2,763
Income tax withheld from salaries	4,386	9,224
Other taxes and withholdings	1,017	4,066
	45,306	36,880
	Ps. 169,243	Ps. 153,179

17.

7. Equity

a)Capital stock

The Company's capital stock is represented by 19,466,321 common registered shares, issued and outstanding, with no par value, as outlined below. The shares are divided into two series: series "A" shares (70% shares) representing fixed minimum capital, and series "B" shares (30% shares) representing the variable portion of capital stock.

Each ordinary share of the Series "A" and "B" entitles the holder to one vote at general shareholders' meetings.

In accordance with the Mexican Income Tax Law, capital contributions must be controlled in the so-called Restated contributed capital account (CUCA), which is restated for inflation. If there are capital reductions that exceed the CUCA balance, the difference will be subject to income tax payable by the Company at the tax rate in force at that time.

b) Legal reserve

In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the value of capital stock. The legal reserve at December 31, 2014 and 2013 is Ps.3,497.

c) Dividends

At regular shareholders' meetings held on May 8, 2014, April 16, 2013 and April 23, 2012, respectively, the shareholders declared the following dividends:

	2014	2013	2012
Dividends declared	Ps. 337,801	Ps. 345,285	Ps. 317,737
Number of shares	19,466,321	19,466,321	19,466,321
Dividend per share (pesos)	Ps. 17.35	Ps. 17.74	Ps. 16.32

The Mexican Income Tax Law establishes that dividends declared from income on which corporate income tax has already been paid shall not be subject to further taxation; therefore, taxable income must be controlled in a so-called Net taxed profits account (CUFIN). Any distribution of earnings in excess of this account will be subject to corporate income tax at the tax rate in effect at that time. The afore-aforementioned dividends did not exceed the Company's CUFIN balance.

18.

d) Tax balances

At December 31, 2014 and 2013, the Company has the following tax balances:

	2014	2013
Restated contributed capital account (CUCA)	Ps. 26,758	Ps. 24,709
Net taxed profits account (CUFIN)	542,486	497,881

8. Operating and administrative expenses

An analysis of this caption at for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Wages and other employee benefits	Ps. 217,060	Ps. 186,496	190,071
Professional services	93,221	49,985	103,613
Royalties and licenses	87,650	107,390	107,755
Depreciation	37,327	31,725	24,256
Maintenance	24,634	17,524	13,069
Other	47,399	36,922	15,184
	Ps. 507,291	Ps. 430,042	Ps. 453,948

9. Income tax

Income tax

As a part of the 2014 Mexican Tax Reform, the Mexican Income Tax Law and Mexican Flat-rate Business Tax Law in effect during 2013 and 2012 have been repealed, and a new Mexican Income Tax Law has been enacted and became effective as of January 1, 2014. The entry into force of the new Mexican Income Tax Law had no effect on the Company’s financial situation, except for a new cap on the deduction of payroll-related expenses that are tax-exempt for employees.

Income tax is computed considering taxable income minus authorized deductions. These items include certain inflationary effects, such as the restatement of depreciation expense and the effects of inflation on certain monetary assets and liabilities by means of the annual inflation adjustment.

For the years ended December 31, 2014, 2013 and 2012, income tax was computed by applying the 30% rate to the Company's taxable income.

19.

Flat-rate business tax (FRBT)

Current-year flat-rate business tax is computed by applying the 17.5% rate to income determined on the basis of cash flows, net of authorized credits. For the years ended December 31, 2013 and 2012, the Company and its subsidiary had no FRBT payable since their income tax payable was higher than their FRBT payable for the year.

For the years ended December 31, 2014, 2013 and 2012, the Company determined income tax as follows:

	2014	2013	2012
Taxable income of the Company and subsidiary	Ps. 614,930	Ps. 552,947	Ps. 534,610
Statutory income tax rate	30%	30%	30%
Current year income tax	184,479	165,883	160,385
Tax prepayments	(144,524)	(158,636)	(131,501)
Income tax payable	Ps. 39,955	Ps. 7,247	Ps. 28,884

An analysis of income tax charged to the statement of comprehensive income for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Current year income tax	Ps. 184,479	Ps. 165,883	Ps. 160,385
Deferred income tax	(17,763)	(10,328)	(12,309)
Other income tax items	-	1,518	-
	Ps. 166,716	Ps. 157,073	Ps. 148,076

A reconciliation of the statutory income tax rate to the effective rate recognized by the Company for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Income before income tax	Ps. 577,020	Ps. 546,020	Ps. 493,270
Plus (less):
Annual tax inflation adjustment	(17,883)	(15,375)	(10,947)
Non-deductible expenses	9,526	3,155	3,828
Other items	(12,944)	(10,225)	7,438
	555,719	523,575	493,589
Statutory income tax rate	30%	30%	30%
Total current-year and deferred income tax	Ps. 166,716	Ps. 157,073	Ps. 148,076
Effective income tax rate	29%	29%	30%

20.

The temporary differences in statement of financial position accounts for financial and tax reporting purposes that give rise to the deferred income tax are as follows:

	At December 31
	2014	2013
Deferred tax assets:
Accrued liabilities	Ps. 39,103	Ps. 30,061
Advances from customers	21,285	12,104
Employee retirement benefits	2,049	1,633
Property, furniture and equipment	5,813	5,795
	68,250	49,593
Deferred tax liabilities:
Prepaid expenses	(1,693)	(690)
Deferred tax asset, net	Ps. 66,557	Ps. 48,903

Reconciliation of deferred tax asset, net:

	2014	2013
Opening balance as of January 1,	Ps. 48,903	Ps. 37,200
Tax benefit during the period recognized in profit or loss	17,238	10,426
Tax benefit during the period recognized in OCI	416	1,277
Closing balance as at December 31,	Ps. 66,557	Ps. 48,903

The Company computed deferred income tax by applying the 30% income tax rate to the principal temporary differences between the accounting and tax values of its statement of financial position accounts, since this is the rate that the Company expects that most of the deferred income tax assets and liabilities will be materialized.

10. Other Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other than cash and short-term deposits, held by the Company as at December 31, 2014 and 2013:

December 31, 2014
	Loans and receivables	Fair value through profit or loss
Financial Assets:
Trade receivables	Ps. 48,125	Ps -
Related parties receivables	79,539	-
	Ps. 127,664	Ps -

Financial Liabilities:
Related parties	Ps. 41,130	Ps -
Accrued liabilities	123,937	-
	Ps. 165,067	Ps -

21.

December 31, 2013
	Loans and receivables	Fair value through profit or loss
Financial Assets:
Debt securities		Ps. 15,098
Trade receivables	Ps. 44,642	-
Related parties receivables	52,380	-
	Ps. 97,022	Ps. 15,098

Financial Liabilities:
Related parties	Ps. 24,013	Ps. -
Accrued liabilities	116,299	-
	Ps. 140,312	Ps. -

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at December 31, 2014 and 2013 is as follows:

Measurement of fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Pension plan assets (government debt)	Ps. 24,835	Ps. -	Ps. -	Ps. 24,835

Measurement of fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Debt securities at fair value through profit or loss	Ps. 15,098	Ps. -	Ps. -	Ps. 15,098
Pension plan assets (government debt)	20,597	-	-	20,597
	Ps. 35,695	Ps. -	Ps. -	Ps. 35,695

For the years ended December 31, 2014 and 2013, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

11. Commitments

The Company has entered in four operating leases of facilities for operating and administrative purposes. Such lease agreements are for an average of 4 years term and it can be extended automatically. Rents’ value is restated by inflation. For the period ended December 31, 2014, 2013 and 2012, the rent expense is Ps.5,700, Ps.5,223 and Ps.4,685, respectively.

22.

12. Risk Management and Contingencies

- Risk management and contingencies

The Company is primarily exposed to credit, liquidity and market risks, which the Board of Directors reviews and monitors through the Corporate Practices Committee.

Credit risk

Credit risk represents the potential loss from the failure of the customer or financial instrument counterparty to meet all of its payment obligations. This risk is primarily due to cash and cash equivalents and trade receivables.

The Company believes that its credit risk is limited due to the nature of its operations and the profile of its customers, which are mostly shareholders. For the years ended December 31, 2014 and 2013, the Company's accounts receivable reflect no risk of collectability or considerably old accounts. The Company’s policy is to maintain its surplus cash in demand bank deposits in Mexican banks with strong credit ratings. At December 31, 2014 and 2013, the Company has not identified any risks related to impairment or uncollectability of its cash and cash equivalents.

As at December 31 2014, and 2013, the aging analysis of trade receivables is, as follows:

Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	> 91days
2014	Ps. 48,125	Ps. 46,602	Ps. 1,477	Ps. 46	Ps. -	Ps. -
2013	Ps. 44,642	Ps. 37,387	Ps. 2,677	Ps. 541	Ps. 265	Ps. 3,772

Liquidity risk

Liquidity risk is the risk that the Company will be unable to cover its financial obligations when they mature. The Company's goal is to ensure, insofar as possible, that it always has sufficient liquidity to settle its financial liabilities when they mature, under both normal and adverse conditions, without incurring unacceptable losses or putting the entity's financial position at risk. At December 31, 2014 and 2013, the Company has no financial liabilities and management has the necessary levels of cash, cash equivalents and marketable securities in hand to meet its obligations.

Market risk

Market risk is the risk of fluctuation in market prices, such as interest rates and exchange rates.

23.

At December 31, 2014 and 2013, the Company's foreign currency denominated position

(U.S. dollars) is considered immaterial and is USD 428 (short) and USD 1,313 (short), respectively. At such dates, the Company is not exposed to any material interest rate risks since it has financial liabilities and its investments in cash and cash equivalents have short-term maturities and are conducted at market rates. The Company does not carry out transactions with derivative financial instruments.

Operational risk

Operational risk is the risk of loss from potential internal control failures or deficiencies due to errors in the Company’s data processes and storage or in its data transmissions. The Company believes its exposure to operational risk is low, since it has various process certifications that it needs to carry out its business activities. In addition, its accounting and internal audit area focuses on identifying risks and following up on the implementation of process controls aimed at minimizing the likelihood of any risks actually materializing. The Corporate Practices Committee and the Audit Committee review and follow up on the Company’s operating activities, including any potential incidents.

Technological risk

Technological risk is the risk of loss from damage, interruption, alterations or failures in the Company’s hardware, software, systems, applications, networks or any other information distribution channel used by the Company to provide its services. The Company has several policy and procedures manuals in place that establish, among other measures, controls for reducing the Company's exposure to technological risk. The IT area continually monitors cases of failures in the Company’s computer equipment, software or other technological resources used by the Company caused by programming errors, technological obsolescence or other factors, and the IT area addresses any issues identified by requesting from the Company’s management the funds needed to do so. Management submits these investment proposals to the Corporate Practices Committee for review and subsequent approval of each project.

Legal risk

Legal risk is the risk of loss caused by the Company’s non-compliance with the rules and laws to which it is subject, and by the effects of rulings issued against it by the courts and authorities. The Company’s legal and financial areas and its Corporate Practices Committee all address the Company’s legal, tax and regulatory matters, and the Company’s internal audit area assesses the Company’s compliance with those matters. Based on an analysis of the frequency of events and the amounts involved, the Company’s exposure to legal risk is considered low.

24.

Capital management

The Company’s Corporate Practices Committee monitors the liquidity risk, it establishes internal policies for capital management, and reviews the expected cash receipts and disbursements based on the approved annual budget. Historically, the Company has not required external financing for its operations (for example, bank borrowings). Such Committee also evaluates the level of operating cash flows needed in order to determine the amount of the dividends available for shareholders on annual basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

A significant component of the Company’s revenue is generated from its shareholders (58% in 2014, 61% in 2013 and 59% in 2012). For the years ended December 31, 2014, 2013 and 2012, the revenue earned from four shareholders represent over 43%, 45%, and 49% respectively, of the Company’s total revenues. See Note 4 for further disclosure.

At December 31, 2014, 2013 and 2012, the Company has no other customers that represent significant portion of the Company’s revenues and accounts receivable.

- Contingencies

The Company is party to several civil lawsuits in the normal course of business. The Company, after consultation with its lawyers, believes that the ultimate resolution of such matters will not have a material impact on its consolidated financial statements.